Exhibit 21.1
LIST OF SUBSIDIARIES

The following entities are subsidiaries of Finance of America Companies Inc. as of December 31, 2024:

Name	Jurisdiction of Organization or Incorporation
Finance of America Equity Capital LLC	Delaware
Finance of America Funding LLC	Delaware
Finance of America Holdings LLC	Delaware
Finance of America Mortgage LLC	Delaware
Finance of America Reverse LLC	Delaware
Incenter LLC	Delaware